SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of August 2020

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Material Contained in this Report

Page
1.	ORIX’s First Quarter Consolidated Financial Results (April 1, 2020 – June 30, 2020) filed with the Tokyo Stock Exchange on Tuesday August 4, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 4, 2020	By	/s/ SHOJI TANIGUCHI
Shoji Taniguchi
Member of the Board of Directors and Senior Managing Executive Officer
Responsible for Treasury and Accounting Headquarters
Responsible for Enterprise Risk Management Headquarters
Responsible for Corporate Planning Department
Responsible for Corporate Communications Department
Assistant to CEO
ORIX Corporation

Consolidated Financial Results

April 1, 2020 – June 30, 2020

August 4, 2020

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2020 to June 30, 2020

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Three Months Ended June 30, 2020

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
June 30, 2020	537,641	(2.0%)	45,516	(39.8%)	67,631	(31.6%)	50,048	(27.7%)
June 30, 2019	548,449	(9.2%)	75,651	(17.8%)	98,860	(10.9%)	69,210	(13.4%)

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥45,876 million for the three months ended June 30, 2020 (year-on-year change was a 5.7% decrease) and ¥48,672 million for the three months ended June 30, 2019 (year-on-year change was a 35.2% decrease).

	Basic Earnings Per Share	Diluted Earnings Per Share
June 30, 2020	40.08	40.05
June 30, 2019	54.07	54.02

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividend amounts, which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
June 30, 2020	13,092,507	3,005,552	2,935,174	22.4%
March 31, 2020	13,067,528	3,065,835	2,993,608	22.9%

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”
“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2020	—	35.00	—	41.00	76.00
March 31, 2021	—	—	—	—	—

March 31, 2021 (Est.)	—	35.00	—	—	—

*Note 3:	Estimated dividend amount for the fiscal year ending March 31, 2021 has not yet been determined.

3. Forecast for the Year Ending March 31, 2021 (Unaudited)

Business outlook remains difficult to assess due to the global economic slowdown caused by the spread of the coronavirus disease 2019 (hereinafter, “COVID-19”). Under current circumstances, there are many uncertain factors affecting our business results, making it difficult for us to reasonably forecast our consolidated business performance for this fiscal year. Therefore, the forecast for the fiscal year ending March 31, 2021 is yet to be determined.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

*Note 4:	For details, please refer to “2. Financial Information (6) Changes in Accounting Policies” on page 15.

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,313,954,980 as of June 30, 2020, and 1,324,629,128 as of March 31, 2020.

2. The number of treasury stock was 66,231,336 as of June 30, 2020, and 68,680,644 as of March 31, 2020.

3. The average number of outstanding shares was 1,248,752,101 for the three months ended June 30, 2020, and 1,279,961,304 for the three months ended June 30, 2019.

The Company’s shares held through the Board Incentive Plan Trust (1,476,828 shares as of June 30, 2020 and 1,476,828 shares as of March 31, 2020) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Three Months Ended June 30, 2020

		Three months ended June 30, 2019	Three months ended June 30, 2020	Change
				Amount	Percent
Total Revenues	(millions of yen)	548,449	537,641	(10,808)	(2)%
Total Expenses	(millions of yen)	472,798	492,125	19,327	4%
Income before Income Taxes	(millions of yen)	98,860	67,631	(31,229)	(32)%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	69,210	50,048	(19,162)	(28)%
Earnings Per Share (Basic)	(yen)	54.07	40.08	(13.99)	(26)%
(Diluted)	(yen)	54.02	40.05	(13.97)	(26)%
ROE (Annualized) *1	(%)	9.6	6.8	(2.8)	—
ROA (Annualized) *2	(%)	2.25	1.53	(0.72)	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2020 to June 30, 2020)

Total revenues for the three months ended June 30, 2020 (hereinafter, “the first consolidated period”) decreased 2% to ¥537,641 million compared to ¥548,449 million during the same period of the previous fiscal year due to decreases in services income, gains on investment securities and dividends, and operating leases revenues despite increases in life insurance premiums and related investment income, and sales of goods and real estate.

Total expenses increased 4% to ¥492,125 million compared to ¥472,798 million during the same period of the previous fiscal year due to increases in life insurance costs, and costs of goods and real estate sold despite a decrease in services expense in line with the aforementioned revenue declines.

In addition, gains on sales of subsidiaries and affiliates and liquidation losses, net decreased.

Due to the above results, income before income taxes for the first consolidated period decreased 32% to ¥67,631 million compared to ¥98,860 million during the same period of the previous fiscal year due to the impact of COVID-19 and net income attributable to ORIX Corporation shareholders decreased 28% to ¥50,048 million compared to ¥69,210 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the first consolidated period decreased 29% to ¥75,396 million compared to the same period of the previous fiscal year.

Since April 1, 2020, the operating segments regularly reviewed by the chief operating decision maker to make decisions about resource allocations and assess performance have been changed, resulting in a reorganization of our reportable segments. As a result of this change, segment data for the previous fiscal year has been retrospectively restated.

Since April 1, 2020, the selling, general and administrative expenses that should be borne by the ORIX Group, which were charged to each segment, have been included in the difference between segment total profits and consolidated amounts. As a result of this change, segment data for the three months ended June 30, 2019 has been retrospectively restated.

Since April 1, 2020, Accounting Standards Update 2016-13 (“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) (hereinafter, “Credit Losses Standard”) has been adopted. For further information, see “(6) Changes in Accounting Policies—(Adoption of New Accounting Standards)”.

Segment information for the first consolidated period is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and IT-related equipment; Yayoi

	Three months ended June 30, 2019 (millions of yen)	Three months ended June 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	103,749	101,802	(1,947)	(2)
Segment Profits	15,457	10,207	(5,250)	(34)

	As of March 31, 2020 (millions of yen)	As of June 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,789,693	1,743,872	(45,821)	(3)

Segment revenues decreased 2% to ¥101,802 million compared to the same period of the previous fiscal year due to decreases in operating leases revenues and finance revenues.

Segment profits decreased 34% to ¥10,207 million compared to the same period of the previous fiscal year due to increases in services expense and costs of operating leases, and the absence of bargain purchase gains recorded in relation to companies acquired during the three months ended June 30, 2019.

Segment assets decreased 3% to ¥1,743,872 million compared to the end of the previous fiscal year due to decreases in net investment in leases, installment loans and investment in operating leases.

Real Estate: Real estate development, rental and management; facility operations; real estate asset management

	Three months ended June 30, 2019 (millions of yen)	Three months ended June 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	93,828	78,649	(15,179)	(16)
Segment Profits	5,533	1,515	(4,018)	(73)

	As of March 31, 2020 (millions of yen)	As of June 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	821,194	816,468	(4,726)	(1)

Although there was an increase in sales of real estate, due to the impact of COVID-19, all our operating facilities were temporarily closed for a portion of the reporting period, causing a decline in services income in our facility operations business. As a result, segment revenues decreased 16% to ¥78,649 million compared to the same period of the previous fiscal year.

Due to the above reasons, despite a decrease in selling, general and administrative expenses, segment profits decreased 73% to ¥1,515 million compared to the same period of the previous fiscal year.

Although there were increases in advances for operating lease and inventories, segment assets decreased 1% to ¥816,468 million compared to the end of the previous fiscal year due to a decrease in investment in operating leases.

PE Investment and Concession: Private equity investment and concession

	Three months ended June 30, 2019 (millions of yen)	Three months ended June 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	77,476	89,773	12,297	16
Segment Profits	10,255	4,492	(5,763)	(56)

	As of March 31, 2020 (millions of yen)	As of June 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	322,522	332,390	9,868	3

Although there was a decrease in services income, segment revenues increased 16% to ¥89,773 million compared to the same period of the previous fiscal year due to an increase in sales of goods by consolidated subsidiaries as investees.

Due to the impact of COVID-19, the number of passengers and flights at Kansai Airports decreased substantially, resulting in a decrease in equity in net income of affiliates in our concession business. Also, with the absence of gains on the sale of a subsidiary recorded during the three months ended June 30, 2019 in our private equity business, segment profits decreased 56% to ¥4,492 million compared to the same period of the previous fiscal year.

Segment assets increased 3% to ¥332,390 million compared to the end of the previous fiscal year mainly due to an increase in intangible assets resulting from the purchase price allocation of a subsidiary acquired during the three months ended March 31, 2020.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and electricity storage system; recycling and waste management

	Three months ended June 30, 2019 (millions of yen)	Three months ended June 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	37,659	34,226	(3,433)	(9)
Segment Profits	3,717	8,103	4,386	118

	As of March 31, 2020 (millions of yen)	As of June 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	478,796	482,835	4,039	1

Segment revenues decreased 9% to ¥34,226 million compared to the same period of the previous fiscal year due to a decrease in services income.

Notwithstanding the decline in segment revenues, segment profits increased 118% to ¥8,103 million compared to the same period of the previous fiscal year due to the recognition of bargain purchase gains as a result of the conversion of an investee, which conducts wind power generation business in India, into a wholly owned subsidiary.

Segment assets increased 1% to ¥482,835 million compared to the end of the previous fiscal year due to an increase in property under facility operations resulting from the completion of a solar power generation plant.

Insurance: Life insurance

	Three months ended June 30, 2019 (millions of yen)	Three months ended June 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	88,534	117,072	28,538	32
Segment Profits	13,168	17,962	4,794	36

	As of March 31, 2020 (millions of yen)	As of June 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,580,158	1,663,980	83,822	5

Segment revenues increased 32% to ¥117,072 million compared to the same period of the previous fiscal year due to an increase in life insurance premiums and related investment income.

Due to the above reason, despite an increase in life insurance costs, segment profits increased 36% to ¥17,962 million compared to the same period of the previous fiscal year.

Segment assets increased 5% to ¥1,663,980 million compared to the end of the previous fiscal year due to an increase in investment in securities.

Banking and Credit: Banking and consumer finance

	Three months ended June 30, 2019 (millions of yen)	Three months ended June 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	20,307	20,664	357	2
Segment Profits	9,150	11,452	2,302	25

	As of March 31, 2020 (millions of yen)	As of June 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,603,736	2,629,450	25,714	1

Segment revenues increased 2% to ¥20,664 million compared to the same period of the previous fiscal year due to an increase in finance revenues derived from real estate investment loans in our banking business.

Together with the above reason, provision for credit losses during the three months ended June 30, 2020 decreased compared to the provision for doubtful receivables and probable loan losses recorded during the three months ended June 30, 2019 in ORIX Credit. Therefore, segment profits increased 25% to ¥11,452 million compared to the same period of the previous fiscal year.

Segment assets increased 1% to ¥2,629,450 million compared to the end of the previous fiscal year due to an increase in installment loans in our banking business.

Aircraft and Ships: Aircraft leasing and management; ship-related finance and investment

	Three months ended June 30, 2019 (millions of yen)	Three months ended June 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	14,439	7,547	(6,892)	(48)
Segment Profits	10,550	7,288	(3,262)	(31)

	As of March 31, 2020 (millions of yen)	As of June 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	585,304	586,132	828	0

Segment revenues decreased 48% to ¥7,547 million compared to the same period of the previous fiscal year due to decreases in operating leases revenues and services income of our aircraft business.

Due to the above reasons, despite an increase in equity in net income of affiliates, segment profits decreased 31% to ¥7,288 million compared to the same period of the previous fiscal year.

Segment assets totaled ¥586,132 million, remaining unchanged compared to the end of the previous fiscal year.

ORIX USA: Finance, investment and asset management in the Americas

	Three months ended June 30, 2019 (millions of yen)	Three months ended June 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	31,863	24,769	(7,094)	(22)
Segment Profits	15,798	249	(15,549)	(98)

	As of March 31, 2020 (millions of yen)	As of June 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,374,027	1,316,795	(57,232)	(4)

Segment revenues decreased 22% to ¥24,769 million compared to the same period of the previous fiscal year due to decreases in gains on investment securities and dividends and services income.

Segment profits decreased 98% to ¥249 million, which is due to the absence of gains on sales of an affiliate recorded during the three months ended June 30, 2019, and increases in provision for credit losses and write-downs of securities.

Segment assets decreased 4% to ¥1,316,795 million compared to the end of the previous fiscal year due to decreases in installment loans and investment in securities.

ORIX Europe: Equity and fixed income asset management

	Three months ended June 30, 2019 (millions of yen)	Three months ended June 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	39,557	36,165	(3,392)	(9)
Segment Profits	8,563	6,738	(1,825)	(21)

	As of March 31, 2020 (millions of yen)	As of June 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	317,847	326,740	8,893	3

Although there was an increase in gains on investment securities and dividends, segment revenues decreased 9% to ¥36,165 million compared to the same period of the previous fiscal year due to a decrease in services income, which is associated with the drop in the equity market, resulting in a lower average amount of assets under management compared to the same period of the previous fiscal year.

Although there was a decrease in selling, general and administrative expenses, segment profits decreased 21% to ¥6,738 million compared to the same period of the previous fiscal year due to the above reason.

Segment assets increased 3% to ¥326,740 million compared to the end of the previous fiscal year due to an increase in investment in securities.

Asia and Australia: Finance and investment businesses in Asia and Australia

	Three months ended June 30, 2019 (millions of yen)	Three months ended June 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	41,203	28,327	(12,876)	(31)
Segment Profits	14,034	7,390	(6,644)	(47)

	As of March 31, 2020 (millions of yen)	As of June 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,010,268	1,007,993	(2,275)	(0)

Segment revenues decreased 31% to ¥28,327 million compared to the same period of the previous fiscal year due to the absence of gains on investment securities of an investee in Asia recorded during the three months ended June 30, 2019, and decreases in services income and operating leases revenues.

Due to the above reasons, although there was a recognition of gains on sales of subsidiaries and affiliates, segment profits decreased 47% to ¥7,390 million compared to the same period of the previous fiscal year.

Despite increases in investment in operating leases and installment loans, segment assets totaled ¥1,007,993 million, remaining unchanged compared to the end of the previous fiscal year due to a decrease in investment in affiliates.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2020	As of June 30, 2020	Change
				Amount	Percent
Total Assets	(millions of yen)	13,067,528	13,092,507	24,979	0%
(Segment Assets)		10,883,545	10,906,655	23,110	0%
Total Liabilities	(millions of yen)	9,991,362	10,076,751	85,389	1%
(Short- and Long-term Debt)		4,616,186	4,715,312	99,126	2%
(Deposits)		2,231,703	2,285,896	54,193	2%
Shareholders’ Equity	(millions of yen)	2,993,608	2,935,174	(58,434)	(2)%
Shareholders’ Equity Per Share	(yen)	2,386.35	2,355.21	(31.14)	(1)%

Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
2:	Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets remained flat at ¥13,092,507 million compared to the end of the previous fiscal year due to an increase in investment in securities despite decreases in net investment in leases and installment loans, and furthermore, an increase in allowance for credit losses compared to allowance for doubtful receivables on finance leases and probable loan losses as of the end of the previous fiscal year as a result of the adoption the credit losses standard. In addition, segment assets remained flat at ¥10,906,655 million compared to the end of the previous fiscal year.

Total liabilities remained almost flat at ¥10,076,751 million compared to the end of the previous fiscal year due to decreases in trade notes, accounts and other payable despite increases in short- and long-term debt, deposits, and policy liabilities and policy account balances.

Shareholders’ equity decreased 2% to ¥2,935,174 million compared to the end of the previous fiscal year.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2020	As of June 30, 2020
Cash and Cash Equivalents		982,666	1,055,194
Restricted Cash		152,618	125,049
Net Investment in Leases		1,080,964	1,059,563
Installment Loans		3,740,486	3,711,042
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2020	¥90,893 million
June 30, 2020	¥54,647 million
Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses		(56,836)	0
Allowance for Credit Losses		0	(91,860)
Investment in Operating Leases		1,400,001	1,385,904
Investment in Securities		2,245,323	2,326,405
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2020	¥25,295 million
June 30, 2020	¥25,926 million
The amounts which are associated to available-for-sale debt securities are as follows:
June 30, 2020
Amortized Cost	¥1,710,759 million
Allowance for Credit Losses	¥0 million
Property under Facility Operations		562,485	568,891
Investment in Affiliates		821,662	807,350
Trade Notes, Accounts and Other Receivable		312,744	291,689
Inventories		126,013	129,539
Office Facilities		203,930	201,770
Other Assets		1,495,472	1,521,971
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2020	¥18,206 million
June 30, 2020	¥10,854 million

Total Assets		13,067,528	13,092,507

Liabilities and Equity
Short-term Debt		336,832	377,150
Deposits		2,231,703	2,285,896
Trade Notes, Accounts and Other Payable		282,727	190,781
Policy Liabilities and Policy Account Balances		1,591,475	1,632,439
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2020	¥300,739 million
June 30, 2020	¥302,201 million
Current and Deferred Income Taxes		356,350	350,828
Long-term Debt		4,279,354	4,338,162
Other Liabilities		912,921	901,495

Total Liabilities		9,991,362	10,076,751

Redeemable Noncontrolling Interests		10,331	10,204

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		257,638	239,888
Retained Earnings		2,754,461	2,710,160
Accumulated Other Comprehensive Income (Loss)		(118,532)	(122,704)
Treasury Stock, at Cost		(121,070)	(113,281)

Total ORIX Corporation Shareholders’ Equity		2,993,608	2,935,174
Noncontrolling Interests		72,227	70,378

Total Equity		3,065,835	3,005,552

Total Liabilities and Equity		13,067,528	13,092,507

Note 1:	Breakdowns of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2020	As of June 30, 2020
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	(5,001)	(6,412)
Debt valuation adjustments	1,457	1,025
Defined benefit pension plans	(26,375)	(26,277)
Foreign currency translation adjustments	(72,471)	(73,524)
Net unrealized losses on derivative instruments	(16,142)	(17,516)

Total	(118,532)	(122,704)

Note 2:

Credit Losses Standard has been adopted since April 1, 2020 and the amounts of allowance for doubtful receivables on finance leases and probable loan losses have been reclassified to allowance for credit losses. For further information, see “(6) Changes in Accounting Policies—(Adoption of New Accounting Standards)”.

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Three months ended June 30, 2019	Three months ended June 30, 2020
Revenues :
Finance revenues	67,788	65,431
Gains on investment securities and dividends	13,543	2,369
Operating leases	101,769	94,946
Life insurance premiums and related investment income	87,690	116,123
Sales of goods and real estate	87,152	108,365
Services income	190,507	150,407

Total Revenues	548,449	537,641

Expenses :
Interest expense	26,166	22,681
Costs of operating leases	71,274	71,592
Life insurance costs	61,761	85,645
Costs of goods and real estate sold	75,432	92,869
Services expense	117,326	97,599
Other (income) and expense	4,695	5,105
Selling, general and administrative expenses	111,408	108,367
Provision for doubtful receivables and probable loan losses	4,716	0
Provision for credit losses	0	6,405
Write-downs of long-lived assets	20	257
Write-downs of securities	0	1,605

Total Expenses	472,798	492,125

Operating Income	75,651	45,516
Equity in Net Income of Affiliates	12,983	12,430
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	9,204	5,320
Bargain Purchase Gain	1,022	4,365

Income before Income Taxes	98,860	67,631
Provision for Income Taxes	28,956	17,176

Net Income	69,904	50,455

Net Income Attributable to the Noncontrolling Interests	385	430

Net Income (Loss) Attributable to the Redeemable Noncontrolling Interests	309	(23)

Net Income Attributable to ORIX Corporation Shareholders	69,210	50,048

Note :

Credit Losses Standard has been adopted since April 1, 2020 and the amounts of provision for doubtful receivables and probable loan losses have been reclassified to provision for credit losses. For further information, see “(6) Changes in Accounting Policies—(Adoption of New Accounting Standards)

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(millions of yen)

	Three months ended June 30, 2019	Three months ended June 30, 2020
Net Income :	69,904	50,455

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	5,235	(1,406)
Net change of debt valuation adjustments	132	(432)
Net change of defined benefit pension plans	339	97
Net change of foreign currency translation adjustments	(23,940)	(1,273)
Net change of unrealized gains (losses) on derivative instruments	(3,879)	(1,385)
Total other comprehensive income (loss)	(22,113)	(4,399)

Comprehensive Income	47,791	46,056

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(903)	307

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	22	(127)

Comprehensive Income Attributable to ORIX Corporation Shareholders	48,672	45,876

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Changes in Accounting Policies

(Adoption of New Accounting Standards)

In June 2016, the Credit Losses Standard was issued, and related amendments were issued thereafter. These updates significantly change how companies measure and recognize credit impairment for many financial assets. The new current expected credit loss model requires companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of these updates. These updates also make targeted amendments to the current impairment model for available-for-sale debt securities. The Company and its subsidiaries adopted these updates on April 1, 2020 through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period. The allowance for credit losses for financial assets such as installment loans, net investment in leases and off-balance-sheet credit exposures such as financial guarantees and loan commitments was increased due to the changes of the measurement of the allowance for credit losses. The effect of the adoption of these updates on the Company and its subsidiaries’ financial position at the adoption date was an increase of ¥ 31,745 million in the allowance for credit losses for financial assets, an increase of ¥ 28,294 million in other liabilities related to off-balance sheet credit exposures and a decrease of ¥ 42,855 million in retained earnings in the consolidated balance sheets as of April 1, 2020.

In January 2017, Accounting Standards Update 2017-04 (“Simplifying the Test for Goodwill Impairment”—ASC 350 (“Intangible—Goodwill and Other”)) was issued. This Update eliminates Step 2 from the conventional two-step goodwill impairment test. Instead, goodwill impairments would be measured by the amount by which the carrying amount exceeds the reporting unit’s fair value. This Update also eliminates the requirement for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it is more likely than not that the goodwill is impaired, to perform Step 2 of the goodwill impairment test. The Company and its subsidiaries adopted this Update on April 1, 2020. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operation or financial position will depend on the outcomes of future goodwill impairment tests.

(7) Segment Information (Unaudited)

Segment Information by Sector

					(millions of yen)

	Three Months ended June 30, 2019		Three Months ended June 30, 2020		March 31, 2020	June 30, 2020
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services and Maintenance Leasing	103,749	15,457	101,802	10,207	1,789,693	1,743,872
Real Estate	93,828	5,533	78,649	1,515	821,194	816,468
PE Investment and Concession	77,476	10,255	89,773	4,492	322,522	332,390
Environment and Energy	37,659	3,717	34,226	8,103	478,796	482,835
Insurance	88,534	13,168	117,072	17,962	1,580,158	1,663,980
Banking and Credit	20,307	9,150	20,664	11,452	2,603,736	2,629,450
Aircraft and Ships	14,439	10,550	7,547	7,288	585,304	586,132
ORIX USA	31,863	15,798	24,769	249	1,374,027	1,316,795
ORIX Europe	39,557	8,563	36,165	6,738	317,847	326,740
Asia and Australia	41,203	14,034	28,327	7,390	1,010,268	1,007,993

Segment Total	548,615	106,225	538,994	75,396	10,883,545	10,906,655

Difference between Segment Total and Consolidated Amounts	(166)	(7,365)	(1,353)	(7,765)	2,183,983	2,185,852

Consolidated Amounts	548,449	98,860	537,641	67,631	13,067,528	13,092,507

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

Since April 1, 2020, the operating segments regularly reviewed by the chief operating decision maker to make decisions about resource allocations and assess performance have been changed, resulting in a reorganization of our reportable segments. As a result of this change, segment data for the previous fiscal year has been retrospectively restated.

Note 3:

Since April 1, 2020, the selling, general and administrative expenses that should be borne by the ORIX Group, which were charged to each segment, have been included in the difference between segment total profits and consolidated amounts. As a result of this change, segment data for the three months ended June 30, 2019 has been retrospectively restated.

Note 4:	Credit Losses Standard has been adopted since April 1, 2020. For further information, see “(6) Changes in Accounting Policies—(Adoption of New Accounting Standards)”.
Note 5:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.

(8) Subsequent Events

There are no material subsequent events.